Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Meet New Charter and Charter Resource Center websites.

Website News

Charter Communications Partners With Rebuilding Together Litchfield County to Provide Critical Repairs to New Milford Home
Originally appeared in Hamlet Hub
By: Heidi Vandenbrouck
October 24, 2015
http://news.hamlethub.com/ridgefield/neighbors/49665-charter-communications-partners-with-rebuilding-together-litchfield-county-to-provide-critical-repairs-to-new-milford-home

Editor's note: when employees from local businesses volunteer their time to help fellow neighbors, it is truly heartwarming. Here, employees from Charter Communications in Stamford, travel to New Milford to work on a residential home in dire need of repair. This is a follow up to our October 13 story. Way to go Charter!

More than 25 Charter Communications employees came together this past Saturday and volunteered their time to make a difference in the life of Linda Reed, a local homeowner in the Fort Hill neighborhood of New Milford. This in support of the company’s national philanthropic initiative, Charter our Community, a program that seeks to improve 25,000 unsafe and unhealthy homes in the Charter footprint by 2020.

In conjunction with the local affiliate - Rebuilding Together Litchfield County - of Charter our Community’s national partner Rebuilding Together, Charter volunteers performed critical repairs to the Reed home. These renovations included carpentry, installation of new light fixtures, gutter cleaning, painting, landscaping, installing a new mail box and the removal of debris from the yard and basement.

The New Milford Charter our Community event not only had a positive impact on the Reed family , but Charter employees greatly benefitted from the uplifting experience. One of the Charter volunteers, Mark, commented, “It felt good to make someone’s life a little better.”

Click here to read the full article. http://news.hamlethub.com/ridgefield/neighbors/49665-charter-communications-partners-with-rebuilding-together-litchfield-county-to-provide-critical-repairs-to-new-milford-home

Posted on October 26, 2015 in News

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RFD-TV Pushes FCC to OK Charter-TWC Merger
Originally appeared in Multichannel News
By John Eggerton
October 23, 2015

http://www.multichannel.com/news/fcc/rfd-tv-pushes-fcc-approve-chartertwc-merger/394772

Says Rural America Best Served by Combined Systems

Fresh off of an expanded carriage agreement with Charter, rural lifestyle network RFD-TV has become a cheerleader for the cable operator's proposed merger with Time Warner Cable and Bright House.

Executives were in Washington this week to talk up the network's good relationship with Charter, which now carries the channel on all its systems. RFD-TV even took an ad out in The Washington Post to proclaim its support, which also included comments filed with the FCC earlier this month on why the deal would "expand opportunities for the distribution of independent rural programming."

Click here to read the full article. http://www.multichannel.com/news/fcc/rfd-tv-pushes-fcc-approve-chartertwc-merger/394772

Posted on October 26, 2015 in News

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual

Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.